UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

HD SUPPLY HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

40416M105

(CUSIP Number)

December 31, 2013

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40416M105	Schedule 13G	Page 1 of 20

1	NAMES OF REPORTING PERSONS The Carlyle Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 36,471,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 36,471,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,471,872
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 40416M105	Schedule 13G	Page 2 of 20

1	NAMES OF REPORTING PERSONS Carlyle Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 36,471,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 36,471,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,471,872
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 40416M105	Schedule 13G	Page 3 of 20

1	NAMES OF REPORTING PERSONS Carlyle Holdings II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 36,471,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 36,471,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,471,872
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 40416M105	Schedule 13G	Page 4 of 20

1	NAMES OF REPORTING PERSONS Carlyle Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Québec
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 36,471,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 36,471,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,471,872
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0%
12	TYPE OF REPORTING PERSON OO (Québec société en commandit)

CUSIP No. 40416M105	Schedule 13G	Page 5 of 20

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 36,471,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 36,471,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,471,872
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 40416M105	Schedule 13G	Page 6 of 20

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings Sub L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 36,471,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 36,471,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,471,872
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 40416M105	Schedule 13G	Page 7 of 20

1	NAMES OF REPORTING PERSONS TC Group V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 36,471,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 36,471,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,471,872
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 40416M105	Schedule 13G	Page 8 of 20

1	NAMES OF REPORTING PERSONS TC Group V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 36,471,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 36,471,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,471,872
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 40416M105	Schedule 13G	Page 9 of 20

1	NAMES OF REPORTING PERSONS Carlyle Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 34,290,383
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 34,290,383
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,290,383
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.9%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 40416M105	Schedule 13G	Page 10 of 20

1	NAMES OF REPORTING PERSONS Carlyle Partners V-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 689,531
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 689,531
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 689,531
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 40416M105	Schedule 13G	Page 11 of 20

1	NAMES OF REPORTING PERSONS CP V Coinvestment A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,320,767
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,320,767
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,320,767
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 40416M105	Schedule 13G	Page 12 of 20

1	NAMES OF REPORTING PERSONS CP V Coinvestment B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 171,191
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 171,191
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,191
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 40416M105	Schedule 13G	Page 13 of 20

ITEM 1. (a)	Name of Issuer:

HD Supply Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

3100 Cumberland Boulevard

Suite 1480

Atlanta, Georgia 30339

ITEM 2. (a)	Name of Person Filing:

  Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Carlyle Group Management L.L.C.

The Carlyle Group L.P.

Carlyle Holdings II GP L.L.C.

Carlyle Holdings II L.P.

TC Group Cayman Investment Holdings, L.P.

TC Group Cayman Investment Holdings Sub L.P.

TC Group V, L.L.C.

TC Group V, L.P.

Carlyle Partners V, L.P.

Carlyle Partners V-A, L.P.

CP V Coinvestment A, L.P.

CP V Coinvestment B, L.P.

(b)	Address or Principal Business Office:

  The address for each of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. is c/o Intertrust Corporate Services, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005 Cayman Islands. The address for each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505.

(c)	Citizenship of each Reporting Person is:

  TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. are organized in the Cayman Islands. Carlyle Holdings II L.P. is a Québec société en commandit. Each of the other Reporting Persons is organized in the state of Delaware.

CUSIP No. 40416M105	Schedule 13G	Page 14 of 20

(d)	Title of Class of Securities:

Common stock, $0.01 par value per share (“Common Stock”)

(e)	CUSIP Number:

40416M105

ITEM 3.

    Not applicable.

CUSIP No. 40416M105	Schedule 13G	Page 15 of 20

ITEM 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2013, based upon 192,080,428 shares of the Issuer’s Common Stock outstanding as of December 5, 2013.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Carlyle Group Management L.L.C.	36,471,872	19.0%	0	36,471,872	0	36,471,872
The Carlyle Group L.P.	36,471,872	19.0%	0	36,471,872	0	36,471,872
Carlyle Holdings II GP L.L.C.	36,471,872	19.0%	0	36,471,872	0	36,471,872
Carlyle Holdings II L.P.	36,471,872	19.0%	0	36,471,872	0	36,471,872
TC Group Cayman Investment Holdings, L.P.	36,471,872	19.0%	0	36,471,872	0	36,471,872
TC Group Cayman Investment Holdings Sub L.P.	36,471,872	19.0%	0	36,471,872	0	36,471,872
TC Group V, L.L.C.	36,471,872	19.0%	0	36,471,872	0	36,471,872
TC Group V, L.P.	36,471,872	19.0%	0	36,471,872	0	36,471,872
Carlyle Partners V, L.P.	34,290,383	17.9%	0	34,290,383	0	34,290,383
Carlyle Partners V-A, L.P.	689,531	0.4%	0	689,531	0	689,531
CP V Coinvestment A, L.P.	1,320,767	0.7%	0	1,320,767	0	1,320,767
CP V Coinvestment B, L.P.	171,191	0.1%	0	171,191	0	171,191

Carlyle Partners V, L.P., Carlyle Partners V-A, L.P., CP V Coinvestment A, L.P., and CP V Coinvestment B, L.P. are the record holders of 34,290,383, 689,531, 1,320,767 and 171,191 shares of Common Stock, respectively. Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P. TC Group Cayman Investment Holdings Sub L.P. is the managing member of TC Group V, L.L.C., which is the general partner of TC Group V, L.P., which is the general partner of each of Carlyle Partners V, L.P., CP V Coinvestment A, L.P., CP V Coinvestment B, L.P. and Carlyle Partners V-A, L.P. Accordingly, each of the entities mentioned in this paragraph may be deemed to share beneficial ownership of the shares of Common Stock owned of record by Carlyle Partners V, L.P., CP V Coinvestment A, L.P., CP V Coinvestment B, L.P. and Carlyle Partners V-A, L.P.

CUSIP No. 40416M105	Schedule 13G	Page 16 of 20

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Each of Carlyle Partners V, L.P., Carlyle Partners V-A, L.P., CP V Coinvestment A, L.P., and CP V Coinvestment B, L.P. is a party to the Second Amended and Restated Stockholders Agreement, dated as of September 21, 2007 (as amended by the Amendment thereto, dated as of July 2, 2013 and the Second Amendment thereto, dated as of November 13, 2013, the “Stockholders Agreement”), among HD Supply Holdings, Inc. (formerly known as HDS Investment Holding, Inc.) (“HD Supply”), Carlyle Partners V, L.P., Carlyle Partners V-A, L.P., CP V Coinvestment A, L.P., CP V Coinvestment B, L.P., Clayton Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., and CD&R Parallel Fund VII, L.P., Bain Capital Integral Investors 2006, LLC, THD Holdings, LLC and the other stockholders party thereto. The Stockholders Agreement requires the parties thereto to vote their shares of Common Stock for directors that are designated in accordance with the provisions of the Stockholders Agreement. The parties to the Stockholders Agreement may not transfer the Common Stock owned by them unless the requisite approval specified in the Stockholders Agreement has been obtained.

The stock ownership reported for the Reporting Persons does not include any shares owned by other parties to the Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement. The aggregate number of shares of Common Stock beneficially owned collectively by the parties to the Stockholders Agreement, based on available information, is approximately 125,690,622 shares of Common Stock, which represents approximately 65.4% of the outstanding Common Stock.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

CUSIP No. 40416M105	Schedule 13G	Page 17 of 20

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By:	The Carlyle Group L.P., its managing member
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CUSIP No. 40416M105	Schedule 13G	Page 18 of 20

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By:	TC Group Cayman Investment Holdings, L.P., its general partner
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP V, L.L.C.
By:	TC Group Cayman Investment Holdings Sub L.P., its managing member
By:	TC Group Cayman Investment Holdings, L.P., its general partner
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP V, L.P.

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Authorized Person

CARLYLE PARTNERS V, L.P.
By:	TC Group V, L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Authorized Person

CP V COINVESTMENT A, L.P.
By:	TC Group V, L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Authorized Person

CP V COINVESTMENT B, L.P.
By:	TC Group V, L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Authorized Person

CUSIP No. 40416M105	Schedule 13G	Page 19 of 20

CARLYLE PARTNERS V-A, L.P.
By:	TC Group V, L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Authorized Person

CUSIP No. 40416M105	Schedule 13G	Page 20 of 20

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney

99	Joint Filing Agreement